FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 15, 2005

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  November 23, 2005

EXHIBITS

Interim Consolidated Financial Statements for the nine months ended 09/30/05, dated 11/14/05

Management Discussion & Analysis for the nine months ended 09/30/05, dated 11/14/05

Form 52-109FT2, CEO Certification of Interim Filings during Transition Period, dated 11/14/05

Form 52-109FT2, CFO Certification of Interim Filings during Transition Period, dated 11/14/05

Annual Report, British Columbia, Republic Resources Inc., dated 10/02/05

Notice of Change of Directors, British Columbia, Republic Resources Inc., dated 11/01/05

Notice of Change of Address, British Columbia, Republic Resources Inc., dated 8/04/05